SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Genius Brands International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37229T103

(CUSIP Number)

Gregory B. Payne

301 N. Canon Drive, Suite 305

Beverly Hills, California 90210

(310) 273 - 4202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37229T103

1	Names of Reporting Persons A Squared Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 2,972,183
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,972,183
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,972,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 25.1%
14	Type of Reporting Person (see instructions) HC

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CUSIP No. 37229T103

1	Names of Reporting Persons Andrew A. Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,352,402 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,352,402 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,402 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.8%
14	Type of Reporting Person (see instructions) IN, HC

(1)	Mr. Heyward owns 2,972,183 shares indirectly by virtue of being a member, co-manager with his wife Amy Moynihan Heyward, and controlling person of A Squared Holdings, LLC, a California limited liability company (“ASH”). Ms. Heyward has given Mr. Heyward her irrevocable proxy with respect to the shares owned by ASH and therefore, he has sole voting and dispositive power over such shares, but otherwise disclaims beneficial interest thereof except to the extent of his pecuniary interest therein. Beneficial ownership also includes: (i) 100,000 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock, (ii) 746,519 shares of common stock held by Andrew Heyward, (iii) 3,700 shares held by Heyward Living Trust, (iv) 500,000 shares issuable upon exercise of warrants held by Andrew Heyward and (v) 30,000 options which become exercisable into shares of common stock within 60 days of May 5, 2016.

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CUSIP No. 37229T103

1	Names of Reporting Persons Amy Moynihan Heyward
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 4,352,402 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,352,402 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,352,402 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.8%
14	Type of Reporting Person (see instructions) IN, HC

(1)	Mr. Heyward owns 2,972,183 shares indirectly by virtue of being a member, co-manager with his wife Amy Moynihan Heyward, and controlling person of A Squared Holdings, LLC, a California limited liability company (“ASH”). Ms. Heyward has given Mr. Heyward her irrevocable proxy with respect to the shares owned by ASH and therefore, he has sole voting and dispositive power over such shares, but otherwise disclaims beneficial interest thereof except to the extent of his pecuniary interest therein. Beneficial ownership also includes: (i) 100,000 shares of common stock issuable upon conversion of 100 shares of the Company’s Series A Convertible Preferred Stock, (ii) 746,519 shares of common stock held by Andrew Heyward, (iii) 3,700 shares held by Heyward Living Trust, (iv) 500,000 shares issuable upon exercise of warrants held by Andrew Heyward and (v) 30,000 options which become exercisable into shares of common stock within 60 days of May 5, 2016.

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Item 1. Security and Issuer

The class of securities to which this Schedule 13D/A relates is the common stock, $0.001 par value per share, (the “Common Stock”) of Genius Brands International, Inc., a Nevada corporation (the “Issuer”). Issuer’s principal executive office is located at 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

Item 2. Identity and Background

This statement is being filed by the following persons (the “Reporting Persons”):

(a)	A Squared Holdings, LLC, a California limited liability company (“ASH”), of which Mr. Heyward and Ms. Heyward are members, co-managers and controlling persons. The principal business address of ASH is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(b)	Andrew A. Heyward is chief executive officer of Issuer. He is a member, co-manager with Amy Moynihan Heyward, his wife, and controlling person of ASH. His business address is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(c)	Amy Moynihan Heyward is president of Issuer. She is a member, co-manager with Andrew A. Heyward, her husband, and controlling persons of ASH. The business address of Ms. Heyward is 301 N. Canon Drive, Suite 305, Beverly Hills, CA 90210.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	ASH is a California limited liability company. Mr. Heyward and Ms. Heyward are citizens of the United States.

Although this Schedule 13D/A is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 of the Act or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

(a) This Schedule 13D/A is being filed to report the acquisition of securities of the Issuer by Mr. Heyward in satisfaction of short term advances in an aggregate amount of $410,535, pursuant to a Loan Satisfaction Agreement, dated as of May 5, 2016, by and between Mr. Heyward and the Issuer.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

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Item 5. Interest in Securities of the Issuer

(a) As reported in its Form 10-K for the fiscal year ended December 31, 2015, filed on March 30, 2016, the Issuer had an aggregate of 11,319,450 shares of common stock issued and outstanding as of March 29, 2016.

On May 5, 2016, the Issuer and Mr. Heyward entered into a Loan Satisfaction Agreement, pursuant to which the Issuer agreed to issue to Mr. Heyward 238,683 shares of common stock in satisfaction of an aggregate amount of $410,535 in short term advances made by Mr. Heyward to A Squared Entertainment, LLC, a wholly-owned subsidiary of the Issuer. Following this issuance, Mr. Heyward beneficially owns 4,352,402 shares of common stock, or 34.8% of the issued and outstanding common stock of the Issuer.

Ms. Heyward beneficially owns 4,352,402 shares of common stock, or 34.8% of the issued and outstanding common stock of the Issuer, indirectly by virtue of being a member, co-manager with her husband Andrew A. Heyward, and controlling person of ASH.

(b) ASH has sole voting and dispositive power over its shares. As a co-managing member of ASH with her husband Mr. Heyward, Ms. Heyward shares voting and dispositive power over the shares. Mr. Heyward holds an irrevocable proxy from Ms. Heyward and has sole voting and dispositive power over shares held by ASH. Each otherwise disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

(c) Except as described in this Schedule 13D/A, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 5, 2016, the Issuer and Mr. Heyward entered into a Loan Satisfaction Agreement, pursuant to which the Issuer agreed to issue to Mr. Heyward 238,683 shares of common stock in satisfaction of an aggregate amount of $410,535 in short term advances made by Mr. Heyward to A Squared Entertainment, LLC, a wholly-owned subsidiary of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among A Squared Holdings, LLC, Andrew A. Heyward and Amy Moynihan Heyward, dated May 16, 2016.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2016

A Squared Holdings, LLC

/s/ Andrew A. Heyward
Andrew A. Heyward, Co-manager

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward, Co-manager

/s/ Andrew A. Heyward
Andrew A. Heyward

/s/ Amy Moynihan Heyward
Amy Moynihan Heyward

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